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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 7)


                      AMERICAN MOBILE SATELLITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


    COMMON STOCK, $.01 PAR VALUE                           02755R 10 3
--------------------------------------------------------------------------------
   (Title of class of securities)                         (CUSIP number)


                               JENNIFER A. SMOLKER
                 HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
                                 1500 HUGHES WAY
                              LONG BEACH, CA 90810
                                 (310) 525-5150
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 APRIL 1, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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NYFS07...:\56\53356\0068\2011\SCH3319L.03B

--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 2
--------------------------------------------------------           --------------------------------------

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
      1        NAME OF REPORTING PERSON:                 HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
               S.S. OR I.R.S. IDENTIFICATION NO.                    95-3881942
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)[_]
                                                                                                  (B)[X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            AF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [X]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         20.7%

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     14        TYPE OF REPORTING PERSON:                 CO

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SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 3
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 HUGHES COMMUNICATIONS, INC.
               S.S. OR I.R.S. IDENTIFICATION NO.                    _______________
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            AF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [X]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         20.7%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------



SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 4
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 HUGHES ELECTRONICS CORPORATION
                                                         FORMERLY KNOWN AS
                                                         HUGHES NETWORK SYSTEMS, INC.
               S.S. OR I.R.S. IDENTIFICATION NO.                    ____________
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 11,566,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            11,566,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          11,566,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [_]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         31.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------



SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 5
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 GENERAL MOTORS CORPORATION
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            AF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 11,566,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            11,566,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          11,566,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [_]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         31.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

            This constitutes Amendment No. 7 to the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission by Hughes Communications Satellite Services, Inc., Hughes Communications, Inc., Hughes Electronics Corporation, formerly known as Hughes Network Systems, Inc. ("HE"), and General Motors Corporation (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of American Mobile Satellite Corporation, a Delaware corporation (the "Company"). The percentage of Common Stock reported in this Amendment as being beneficially owned by the Reporting Persons is based upon the number of outstanding shares of Common Stock on March 30, 1999 as identified in the Company's Annual Report on Form 10-K for the period ended December 31, 1998, and after giving effect to the number of shares of Common Stock beneficially owned by the Reporting Persons.


Item 4.     Purpose of the Transaction

            The information in Item 6 is incorporated herein by reference. Except as described in Item 6 below, the Reporting Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            As previously described in Amendment No. 6 to the Statement, HE, Singapore Telecommunications Ltd., Baron Capital Partners, L.P. (collectively, the "Guarantors"), and the Company entered into a new Guaranty Issuance Agreement, dated as of March 31, 1998 (the "Guaranty Issuance Agreement"), pursuant to which, among other things, the Company's $200.0 million bank facility was severally guaranteed by the Guarantors. In consideration for the agreement by the Guarantors to enter into the Guaranty Issuance Agreement,
(i) the warrants issued to each of the Guarantors under the original Guaranty Issuance Agreement (the "Original Warrants") were amended by adjusting the exercise price and extending the expiration date thereof and (ii) the Company issued additional warrants (the "Additional Warrants," and collectively with the Original Warrants, the "Warrants") to each of the Guarantors.

            At the request of the Company, the Guarantors have entered into Amendment No. 2 to Guaranty Issuance Agreement, dated as of March 29, 1999 ("Amendment No. 2"), pursuant to which certain financial covenants contained in the Guaranty Issuance Agreement were eliminated. A copy of Amendment No. 2 is filed as an exhibit hereto and is incorporated herein by reference. On January 15, 1999, the Guarantors and the Company had entered into Amendment No. 1 to Guaranty Issuance Agreement ("Amendment No.

1") to clarify the language contained in Section 13 thereof. A copy of Amendment No. 1 is filed as an exhibit hereto and is incorporated herein by reference.

             In consideration for the agreement by the Guarantors to enter into Amendment No. 2, the Warrants were amended, effective April 1, 1999, to reflect a change in the exercise price of each of the warrants to $7.50 per share, subject to adjustment as provided therein. To implement the foregoing, each of
(i) Amendment No. 1 to the Warrant Certificates, dated as of April 1, 1999 and
(ii) Amendment No. 3 to the Warrant Certificates, dated as of April 1, 1999, was executed concurrently with Amendment No. 2. A copy of each amendment to the Warrant Certificates is filed as an exhibit hereto and is incorporated herein by reference.

            The Company and the Guarantors are party to an Amended and Restated Registration Rights Agreement, dated as of March 31, 1998 (the "Registration Rights Agreement"), pursuant to which HE and the other Guarantors have, among other rights, piggyback registration rights in connection with certain registered offerings of Common Stock. On January 29, 1999, the Company filed a Registration Statement on Form S-3 with the Commission in connection with an offering of its Common Stock. HE waived its piggyback registration rights with respect to that Form S-3. In connection therewith, the Company agreed to further amend the Registration Rights Agreement (i) to extend the expiration date for exercise of the demand registration rights granted thereunder to March 31, 2007, (ii) to clarify and confirm that the rights provided in the Registration Rights Agreement are assignable by the Guarantors provided that the assignee agrees to become a party to that agreement and (iii) to provide one additional demand registration right that may be exercised only by HE or its assignee. A copy of the letter agreement dated March 22, 1999 providing for the amendment of the Registration Rights Agreement is filed as an exhibit hereto and is incorporated herein by reference.


Item 7.     Material to be filed as Exhibits.

      1. Amendment No. 1 to Guaranty Issuance Agreement, dated as of January 15, 1999, among the Guarantors, the Company and AMSC Acquisition Company, Inc.

      2. Amendment No. 2 to Guaranty Issuance Agreement, dated as of March 29, 1999, among the Guarantors, the Company and AMSC Acquisition Company, Inc.

      3. Amendment No. 1 to the Warrant Certificates, dated as of April 1, 1999, by and among the Company and the Guarantors.

      4. Amendment No. 3 to the Warrant Certificates, dated as of April 1, 1999, by and among the Company and the Guarantors.

      5. Letter Agreement, dated as of March 22, 1999, by and among the Company and the Guarantors.

                                    SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, we the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 1999

                                  HUGHES COMMUNICATIONS SATELLITE
                                  SERVICES, INC.

                                  By: /s/ Grant J. Beatson
                                      ---------------------------------------
                                      Name: Grant J. Beatson
                                      Title: Chief Financial Officer


                                  HUGHES COMMUNICATIONS, INC.

                                  By: /s/ Grant J. Beatson
                                      ---------------------------------------
                                      Name: Grant J. Beatson
                                      Title: Chief Financial Officer



                                  HUGHES ELECTRONICS CORPORATION

                                  By: /s/ Mark A. McEachen
                                      ---------------------------------------
                                      Name: Mark A. McEachen
                                      Title: Vice President & Treasurer



                                  GENERAL MOTORS CORPORATION

                                  By: /s/ Martin I. Darvick
                                      ---------------------------------------
                                      Name: Martin I. Darvick
                                      Title: Assistant Secretary

                                  EXHIBIT INDEX


      1. Amendment No. 1 to Guaranty Issuance Agreement, dated as of January 15, 1999, among the Guarantors, the Company and AMSC Acquisition Company, Inc.

      2. Amendment No. 2 to Guaranty Issuance Agreement, dated as of March 29, 1999, among the Guarantors, the Company and AMSC Acquisition Company, Inc.

      3. Amendment No. 1 to the Warrant Certificates, dated as of April 1, 1999, by and among the Company and the Guarantors.

      4. Amendment No. 3 to the Warrant Certificates, dated as of April 1, 1999, by and among the Company and the Guarantors.

      5. Letter Agreement, dated as of March 22, 1999, by and among the Company and the Guarantors.